UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 22, 2015--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today announced the results from its annual general and special meeting of shareholders held on May 21, 2015.

All of the seven nominees proposed by management for election to the Board of Directors at the meeting and listed in the Company’s Management Information Circular dated April 16, 2015 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favor		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Jason W. Cohenour	8,350,228	98.98	85,977	1.02
Gregory D. Aasen	7,971,777	94.49	464,428	5.51
Robin A. Abrams	7,986,453	94.67	449,752	5.33
Paul G. Cataford	8,089,775	95.89	346,430	4.11
Charles E. Levine	8,327,128	98.71	109,077	1.29
Thomas Sieber	8,353,012	99.01	83,193	0.99
Kent P. Thexton	8,346,618	98.94	89,587	1.06

The other items of business at the Meeting were to (i) approve the continuation and amendment and restatement of the Company’s Shareholder Rights Plan; (ii) approve certain amendments to the Company’s 2011 Treasury Based Restricted Share Unit Plan; and (iii) reappoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to fix their remuneration.

i. By resolution passed by a show of hands the continuation and amendment and restatement of the Company’s Shareholder Rights Plan was approved by shareholders. Proxies received as of the close of business on May 19, 2015 with respect to the continuation and amendment and restatement of the Company’s Shareholder Rights Plan, were voted as follows: 8,196,262 common shares (representing 97.38% of the common shares voted), voted in favor, and 220,252 common shares (representing 2.62% of the common shares voted), voted against.

ii. By resolution passed by ballot vote, the shareholders approved certain amendments to and all unallocated entitlements under, the Company’s 2011 Treasury Based Restricted Unit Plan, as follows: 7,650,586 common shares (representing 90.27% of the common shares voted), voted in favor, and 824,891 common shares (representing 9.73% of the common shares voted), voted against.

iii. By resolution passed by a show of hands, KPMG LLP, Chartered Accountants, was reappointed auditor of the Company for the ensuing year. Proxies received as of the close of business on May 19, 2015 with respect to the reappointment of KPMG LLP, Chartered Accountants, were voted as follows: 22,657,014 common shares (representing 98.48% of the common shares voted), voted for, and 349,708 common shares (representing 1.52% of the common shares voted), withheld.

About Sierra Wireless

Sierra Wireless is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G, and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

CONTACT:
Sierra Wireless, Inc.
Media Contact:
Sharlene Myers, +1 604-232-1445
Manager, Global Public Relations
smyers@sierrawireless.com
or
Investor Contact:
David Climie, +1 604-231-1137
Vice President, Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 22, 2015